Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Confidential

December 30, 2022

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Draft Registration Statement on Form F-4 Confidentially Submitted on November 14, 2022

Ladies and Gentlemen,

On behalf of our client, CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 2, 2022 on the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on November 14, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately emailed you a courtesy copy of the Revised Draft Registration Statement, marked to show changes to Draft Registration Statement, and the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  ●  桑西尼  ●  古奇  ●  罗沙迪律师事务所

austin   beijing   boston   BOULDER   brussels   hong kong   london   los angeles   new york   palo alto
SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Amendment No. 1 to Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus, page 17

1.	We note your response to comment 4 and reissue in part. Revise the table to also clearly provide and/or define the sponsor and its affiliates’ total potential ownership interest in the combined company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 28, 29 and 94 of the Revised Draft Registration Statement.

2.	We note your response to comment 9 and reissue. Disclose a detailed sources and uses of funds in a tabular format. Include the specific liabilities that the company will use the proceeds to settle.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 175 of the Revised Draft Registration Statement.

3.	We note your disclosure on pages 61, F-49, F-50 and in the Liquidity and Capital Resources section. Revise the registration statement to discuss the status of (i) any negotiations or discussions with China Everbright Bank Co., Ltd. with respect to the loans and/or defaults and (ii) the intellectual property pledged as collateral disclosed on page 81. Additionally, revise your prospectus summary to prominently disclose all risks to investors with respect to the company’s existing or expected defaults, judgements, equity pledges and pledges of the company’s interests in intellectual property and equipment, land and fixtures of its Suzhou Plant. Include a discussion of the company’s ability to operate if its assets are auctioned off to enforce court rulings with respect to the pledges or if the company is unable to make its court ordered payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 64, 84, 174 and 175 of the Revised Draft Registration Statement.

4.	We note your response to comment 12. Please revise the PIPE Investors, Reorganization Shareholders, Sponsor and Financial Advisor and MCAF Public Stockholders boxes to indicate the total voting power of each group.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.

Organizational Structure, page 19

5.	We reviewed your response to prior comment 11 and the disclosures added in footnote**. Please revise your disclosures to clarify and more fully explain how you have determined that upon completion of the HK Share Purchase, CH-Auto (Hong Kong) Limited will directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests of CH-AUTO TECH, representing no less than ninety percent (90%) of the voting rights of all the outstanding equity interest entitled to vote on matters submitted to shareholders. Given the difference in the voting rights of the class A and class B shares, please specifically address how you have determined that ten percent (10%) or less of the voting rights and equity interests in CH-AUTO TECH may be held by existing shareholders who choose not to participate in the Reorganization and quantify the potential impact this non-controlling interest would have on the Combined Company. In addition, based on your disclosures, it is not clear to us how you determined the current diagram appropriately reflects this potential non-controlling interest. Please clarify or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.

Going concern, page 20

6.	We note your response to prior comment 43. Please revise the disclosures here and the related disclosures on pages 60, 61, 95, and 171 to more fully address the following:

●	Clarify that CH-AUTO TECH’s management and its auditors have concluded there is “substantial doubt” about its ability to continue as a going concern.

●	Quantify and disclose other current and non-current liabilities outstanding as of each balance sheet, including the additional liabilities that are in default on court ordered payments, as disclosed in note 13 on page F-49.

In addition, please revise the disclosures on page 172 that CH-AUTO TECH’s management and its auditors also concluded there was substantial doubt about its ability to continue as a going concern in the annual audited financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 62-64, 97, 98, 175 and 176 of the Revised Draft Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative Per Share Data, page 43

7.	Since a pro forma balance sheet may only be presented as of the most recent balance sheet date, please remove all pro forma book value per share balances and related narrative disclosures as of December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 46 of the Revised Draft Registration Statement to remove all pro forma book value per share balances and related narrative disclosures as of December 31, 2021.

Any delays in the manufacturing and commencement of volume production of vehicles…, page 51

8.	We note your responses to comments 22 and 32 and that you are in the process of constructing production lines for your K20 model. Please revise to disclose here and in the business section the anticipated production capacity for your K20 model and provide a more detailed timeline for production in 2023. Specifically, discuss in detail how you will ramp from less than 100 delivered vehicles at your peak to manufacturing over 35,000 vehicles in 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 141 of the Revised Draft Registration Statement. The Company respectfully submits that the Company determined its production volume based on sales orders received for its vehicles, and that the Company received orders for and delivered 138 K50 as of the date of this submission, and that the Company intends to ramp up its production capacity and deliver for the non-binding pre-sale orders of K20s and other future sales orders by means disclosed on page 141 of the Revised Draft Registration Statement.

Background of the Business Combination, page 107

9.	We note your response to comment 28 and reissue. Please revise your disclosure in this section to more fully discuss the negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, termination fee and dual class structure. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms. Update this section to the date of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 109-114 of the Revised Draft Registration Statement.

Proposal One – The Business Combination Proposal, page 111

10.	We note your response to comment 30. Describe the material assumptions underlying the projections and the limitations of the projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for, and limitations of, these projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 184

11.	We note the disclosure that the pro forma statement of operations for the period ended June 30, 2022 gives effect to the Business Combination and related transactions as if they occurred on January 1, 2022. Please be advised that both the annual and interim pro forma statements of operations are required to give effect to the Business Combination and related transactions as if they occurred at the beginning of the earliest period presented (i.e. January 1, 2021). Please revise the disclosures here and throughout the filing, including throughout the pro forma financial statements and on pages 43, and also revise the interim pro forma statement of operations, as necessary, to use the appropriate date. In this regard, we note it is not appropriate to present pro forma adjustments related to transactions costs in both the annual and interim pro forma statements of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 188 of the Revised Draft Registration Statement to disclose that the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2021, the beginning of the earliest period presented and has revised the disclosure on pages 189 and 190 to remove pro forma adjustments related to transactions costs in the interim pro forma statements of operations.

12.	We note your response to prior comment 46; however, please confirm and clarify that you are not required to retain at least $5,000,001 in net tangible assets “upon the consummation of the Business Combination” since it appears that would not occur under any of the pro forma scenarios currently presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 190 of the Revised Draft Registration Statement to clarify that MCAF’s minimum net tangible assets of $5,000,001 is only required prior to the Business Combination.

Note 2. Basis of Presentation, page 192

13.	We reviewed your response to prior comment 48. Given that CH-AUTO TECH shareholders can elect to either exchange or maintain their equity interests in CH-AUTO TECH as a result of the Reorganization under Approaches I, II or III, as described on page 113, it remains unclear to us how you determined the pro forma financial statements appropriately reflect the range of results, including quantified disclosures of the impact the potential non-controlling interest would have on the Combined Company. Please clarify or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 192, 196 and 198 of the Revised Draft Registration Statement to add a proforma adjustment reflecting the minimum requirement of HK Share Purchase which is most probable to occur, that is CH-Auto (Hong Kong) Limited shall directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests CH-AUTO TECH, representing no less than ninety percent (90%) of the voting rights of all the outstanding equity interest entitled to vote on matters CH-AUTO TECH can submit to a vote of its shareholders. The remaining ten percent (10%) of the equity interests and voting rights in CH-AUTO TECH will be held by its existing shareholders who choose not to participate in the Reorganization. Pubco will need to account these 10% shareholding in CH-AUTO TECH as non-controlling interest as of January 1, 2021 upon the consummation of Business Combination to reflect the maximum of non-controlling interest as a result of CH-AUTO TECH existing shareholders’ choice in the Reorganization under Approach I, II and III.

Experts, page 249

14.	We reviewed your response to prior comment 52. Please confirm to us that there was no change in auditor for CH-AUTO TECH during the two years ended December 31, 2021 or the subsequent interim period through the date of the engagement of the current auditor, notwithstanding that CH-AUTO TECH was not required to retain a PCAOB registered firm to audit its financial statements prior to the proposed Business Combination and was not subject to the filing requirements of either Section 13(a) or 15(d) of the Exchange Act.

Response: The Company respectfully submits that there was no change in auditor for CH-AUTO TECH during the two years ended December 31, 2021 and the subsequent interim period through the date of the engagement of the current auditor.

15.	We note you disclose that Marcum Bernstein & Pinchuk LLP audited the financial statements of CH-AUTO TECH as of and for the fiscal years ended December 31, 2020 and 2021, and also the financial statements of CH AUTO Inc. as of April 30, 2020 and for the period from January 25, 2022 through April 30, 2022. Please address the following:

●	For CH AUTO Inc., clarify if the currently disclosed date of “as of April 30, 2020” should be as of April 30, 2022;

●	For CH AUTO Inc., we note the auditors’ report on page F-51 refers to audited financial statements as of April 30, 2022 and for the period from January 25, 2022 through April 30, 2022 and those audited financial statements were previously included in the initial Draft Registration Statement on Form F-4 submitted on August 12, 2022; however, we note those audited financial statements are no longer included in the filing and have been replaced by unaudited financial statements as of June 30, 2022 and for the period from January 25, 2022 through June 30, 2022, as noted in the Index to Consolidated Financial Statements on page F-1. Ensure the filing is revised to include and appropriately refer to the audited and unaudited financial statements required and included.

●	For CH-AUTO TECH and CH AUTO Inc., we note the auditors’ reports on pages F-2 and F-51 have been revised to reflect the auditors’ name change to “Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)”. Ensure all related references in the filing, including in the Experts section and in the Exhibit Index listing for Exhibits 23.1 and 23.2, as well as any other references, appropriately reflect the auditors’ name change.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 22, 80, 254 and F-52-F-59, as well as the exhibit index of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements

Mountain Crest Acquisition Corp. IV, page F-1

16.	We note your revisions in response to prior comment 53. Given that MCAF, an SEC filer, has now filed its Form 10-Q for the quarter ended September 30, 2022, please provide updated interim financial statements and related disclosures for MCAF as required by Rule 8-08 of Regulation S-X and Item 17 of Form F-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-82-F104 of the Revised Draft Registration Statement.

Consolidated Financial Statements - CH-AUTO TECH

Consolidated Balance Sheets, page F-3

17.	We note the inventory balance has essentially remained unchanged during the periods presented, including during the subsequent interim period. We also note that product sales have been nominal. Please more fully disclose and discuss the specific nature of the work in process, raw materials, and finished goods included in inventory as of each balance sheet date and more fully address how you determined inventory is appropriately recorded at the lower of cost or net realizable value, including how you determine net realizable value.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page and F-20 of the Revised Draft Registration Statement to disclose the specific nature of the work in process, raw materials, and finished goods included in inventory as of each balance sheet date and how it determined inventory was appropriately recorded at the lower of cost or net realizable value, including how it determined net realizable value.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

18.	We note your responses to prior comments 55 and 56. Please more fully address the following:

●	Revise the annual and interim statements of operations, and related disclosures throughout the filing, to present additional line items to include deemed dividends and net losses attributable to common shareholders used to compute the net loss per common share during each period presented.

●	Revise the disclosures related to the equity interests with guaranteed rates of return to clarify the time periods during which the guaranteed returns are required, including whether the guaranteed returns may continue after the Business Combination.

●	Revise the forepart of the filing to disclose and discuss the reasons for the significant difference between the implied fair values of the company based on the equity transactions that occurred during the interim period relative to the fair value of the company implied by the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 177, F-5, F-36, F-24 and F-46 of the Revised Draft Registration Statement to:

●	Add an additional line item to include deemed dividends to reach net losses attributable to common shareholders used to compute the net loss per common share during each period presented in the annual and interim statements of operations.

●	Clarify the time periods during which the guaranteed returns are required. The Company respectfully advises the Staff that only the deemed dividend distribution for the investment of $43.5 million with 0.25% predetermined annual return rate will continue after the Business Combination, but the amount is immaterial due to its relatively low return rate.

General

19.	It appears that you relied on the opinion of your PRC counsel, JunHe LLP, with respect to PRC laws and regulations. Please file a consent of your PRC counsel as an exhibit.

Response: In response to the Staff’s comment, the Company has filed consent of JunHe LLP as exhibit 23.5.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, Joan S. Guilfoyle by telephone at 202-524-8467 or via e-mail at jguilfoyle@loeb.com, or James A. Prestiano by telephone at 212-407-4831 or via e-mail at jprestiano@loeb.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati Professional Corporation

Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.
Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV